Exhibit 6.7

APEX FARMS CORP.

January 26, 2018

Rob White

151 Shurs Lane

Philadelphia, PA 19127

Re:	Employment Terms

Dear Rob:

Apex Farms Corp. (the “Company”) is pleased to offer you the position of Vice President of Prefabrication, on the following terms.

You will be responsible for managing the process of prefabrication. Duties include but are not limited to prefabricating any apex system related materials and will report to Alexander M. Woods-Leo. You will work at our facility located at 1105 Monterey place, Wilmington, DE 19809. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Your salary will be paid in equity compensation in the total amount of 21,000 shares of common stock of the Company (“shares of common stock”). On January 28, 2018, you will receive 600 shares of common stock. The remaining 20,400 shares of common stock will vest over the following year at a rate of one-twelfth (1/12) per month, or 1,700 shares of common stock per month beginning February 1, 2018. You will be expected to work a total of 10 hours per week through January 28, 2019. You will also be entitled to the following benefits:

●	In addition to the equity compensation described above, the board of directors of the Company may pay to you an annual bonus in its sole discretion based upon your performance and the performance of the Company during the year;

●	You will be entitled to three non-paid weeks of vacation per year; and

●	Subject to the approval of the board of directors of the Company and the adoption of an equity incentive plan by the board of directors and the stockholders of the Company, you will receive a stock option award granting you an option to purchase 5000 shares of the Company’s common stock having an exercise price equal to the fair market value of the Company’s common stock on the date of the grant of the award based upon a valuation of the Company satisfying the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. The option will become exercisable (i.e., vest) in accordance with the following schedule so long as you continue to provide services to the Company as will be further described in the equity incentive plan: the option shall vest with respect to 1/3 of the shares underlying the option on the first anniversary of your employment start date and thereafter the unvested portion of the option shall vest at a rate of 1/24 per month such that the option will be fully vested after three (3) years of employment.

During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. A full description of these benefits is available upon request. The Company may change compensation and benefits from time to time in its discretion.

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. You will be expected to work additional hours as required by the nature of your work assignments.

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

This offer is contingent upon a reference check and satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me by January 27, 2018, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on January 28, 2018.

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We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Alexander M. Woods- Leo
Alexander M. Woods-Leo Chief Executive Officer

Understood and Accepted:

/s/ Rob White	01/26/2018
Rob White	Date

Attachment: Employee Confidential Information and Inventions Assignment Agreement

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